UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Commission File No. 000-30766

NETCO ENERGY INC.
(Translation of registrant's name into English)

Suite 1100 - 609 West Hastings Street, Vancouver, British Columbia, Canada V6B 4W4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

NETCO ENERGY INC.

NOTICE OF CHANGE OF AUDITOR

To: Lancaster & David, Chartered Accountants
510 - 701 West Georgia Street
P.O. Box 10133, Pacific Centre
Vancouver, BC V7Y 1C6

(the "Former Auditor")

&

Ellis Foster, Chartered Accountants
1650 West 1st Avenue
Vancouver, BC V6J 1G1

(the "Successor Auditor")

Pursuant to National Policy 31, Netco Energy Inc. hereby gives notice of the change of its auditor from Lancaster & David, Chartered Accountants (the "Former Auditor") to Ellis Foster, Chartered Accountants (the "Successor Auditor"). In accordance with National Policy 31, the Issuer hereby states that:

1. the Former Auditor has resigned at the request of the Issuer by resignation;

2. there were no reservations in the auditor's report for the Issuer's financial years ending December 31, 2002 and December 31, 2001;

3. the resignation of the Former Auditor and the appointment of the Successor Auditor has been considered and approved by the Issuer's Board of Directors; and

4. in the opinion of the Issuer there have been no "reportable events" as defined in National Policy 31.

DATED at Vancouver, British Columbia, this 17th day of February, 2004.

NETCO ENERGY INC.

Per: /s/ Chris Schultze
Chris Schultze
President

LANCASTER & DAVID	Incorporated Partners
CHARTERED ACCOUNTANTS	David E. Lancaster, CA Michael J. David, CA

February 25, 2004

To:	Alberta Securities Commission British Columbia Securities Commission
Netco Energy Inc. Ellis Foster

Dear Sirs/Mesdames:

RE: Netco Energy Inc.

We have read the Notice of Change of Auditor dated February 17, 2004 (the "Notice") from Netco Energy Inc., delivered to us pursuant to National Policy Statement No. 31. Based on our knowledge as of the date hereof, we hereby confirm our agreement with the information contained in the Notice.

Yours truly,

/s/ Lancaster & David

Lancaster & David
Chartered Accountants

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver BC, Canada, V7Y 1C6 Facsimile: 604.602.0867
New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster BC, Canada, V3M 6G2 Facsimile: 604.524.9837
Telephone: 604.717.5526 Email: admin@lancasteranddavid.ca

ELLIS FOSTER CHARTERED ACCOUNTANTS
1650 West 1st Avenue Vancouver, B.C., Canada V6J 1G1 Telephone: (604) 734-1112 Facsimile: (604) 714-5916 E-Mail: generaldelivery@ellisfoster.com Website: www.ellisfoster.com	Reply Attention: R.D. Schroeder

February 19, 2003

British Columbia Securities Commission 9th Floor, 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, British Columbia V7Y 1L2	and	Alberta Securities Commission 4th Floor, 300 - 5th Ave. S.W. Calgary, AB T2P 3C4

Dear Sirs/Mesdames:

Re: Netco Energy Inc. (the "Company")
Notice of Change of Auditor (the "Notice")

We are writing in accordance with National Policy Statement No. 31 of the Canadian Securities Administrators. We wish to advise that we are in agreement with the change of auditor from Lancaster & David, Chartered Accountants, to Ellis Foster, Chartered Accountants, as set out in the Notice of Change of Auditor issued by the Company on February 17, 2004.

In this regard, we confirm that we are in agreement with the information contained in the Notice based on our knowledge of the information that we have on the Company at this time.

Yours truly,

/s/ Ellis Foster

Chartered Accountants

RDS:kp

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A partnership of incorporated professionals
An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
- members in principal cities throughout the world

NATIONAL POLICY 31

CONFIRMATION

Pursuant to paragraph 4.1(c) of National Policy 31, Netco Energy Inc. hereby confirms that the Notice of Change of Auditor dated February 17, 2004, the letter from the former auditor, Lancaster & David, Chartered Accountants and the letter from the successor auditor, Ellis Foster, Chartered Accountants have been reviewed by its board of directors.

Dated this 1st day of March, 2004

NETCO ENERGY INC.

/s/ Chris Schultze

Chris Schultze, President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCO ENERGY INC.

/s/ Chris Schultze
Chris Schultze, President

Date: March 4, 2004